August 31, 2006

Via EDGAR and Air Courier

United States

Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Collins

100 F Street, N.E.

Washington, DC 20549

RE:	Pope & Talbot, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2005, filed March 31, 2006 Form 8-K Filed May 10, 2006 Form 8-K Filed August 3, 2006 File No. 1-07852

Dear Ms. Collins:

This letter responds to the letter dated August 16, 2006 from the staff of the Securities and Exchange Commission (the “Staff”) containing comments on the above filings. Please note that in the instances where you have requested further disclosure, we propose making such changes in our Form 10-K for the year ended December 31, 2006 (“2006 10-K”) and in other future filings, rather than amending the forms you reviewed. Pope & Talbot respectfully submits the following responses. For your convenience, each comment is repeated below, prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2005, filed March 31, 2006

Selected Financial Data and Selected Segment Data, pages 22 and 27

1.	We note your use of EBITDA as a performance measure. Explain why it is appropriate to present EBITDA as a non-GAAP performance measure in your 10-K, considering it excludes recurring items. We refer you to questions 8 and 15 of the FAQ and Item 10 (e) (i) and (ii) of Regulation S-K. Further tell us why you have not provided a reconciliation of EBITDA to the most directly comparable GAAP financial measure. Supplementally provide us with the Company’s proposed revisions to disclosures relating to the presentation of EBITDA or other non-GAAP measures.

Pope & Talbot advises the Staff that in the Company’s 2006 10-K, the Company will expand the information provided in Selected Financial Data to include the following reconciliation and expanded footnote disclosure on EBITDA, which explains why EBITDA is an appropriate performance measure:

(The following is a partial presentation of Item 6. Selected Financial Data, highlighting only the EBITDA references)

	Years ended December 31,
	2006	2005	2004	2003	2002
	(thousands)
EBITDA (1)		8,948	72,354	19,120	20,826

(1)	EBITDA equals net income (loss) before net interest expense, loss on extinguishment of debt, income tax provision (benefit) and depreciation and amortization. EBITDA is a measure used by the Company’s chief operating decision makers to evaluate operating performance on both a consolidated and segment-by-segment basis. The Company believes EBITDA is useful to investors because it provides a means to evaluate the operating performance of the Company and its segments on an ongoing basis using criteria that are used by the Company’s internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. The Company believes EBITDA is a meaningful measure because it presents a transparent view of the Company’s recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. For example, the Company believes that excluding items such as taxes and net interest expense enhances management’s ability to assess and view the core operating trends in its segments. EBITDA is not a measure of the Company’s liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of the Company’s liquidity. The use of EBITDA instead of net income (loss) or segment operating income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of net interest expense, loss on extinguishment of debt and associated significant cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s businesses. Management compensates for these limitations by relying on GAAP results. The Company’s measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following table reconciles net income (loss) to EBITDA for the periods indicated:

	Years ended December 31,
	2006	2005	2004	2003	2002
	(thousands)
Net income (loss)	$	$(50,009)	$11,127	$(24,812)	$(20,950)
Interest expense, net		21,600	20,256	21,389	17,586
Loss on extinguishment of debt		—	—	—	—
Income tax provision (benefit)		(773)	3,299	(15,628)	(11,141)
Depreciation and amortization		38,130	37,672	38,171	35,331

EBITDA	$	$8,948	$72,354	$19,120	$20,826

The Company’s senior secured credit agreement subjects the Company to a financial covenant based on EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” EBITDA is defined differently in the credit agreement and requires additional adjustments, among other items, to (i) eliminate any future refunds of lumber import duties, (ii) include income tax benefits recognized in any quarter, and (iii) exclude certain other non-cash income and expense items. EBITDA as defined in the credit agreement was $             million in 2006. The following table reconciles net income (loss) to credit agreement EBITDA for fiscal year 2006:

Year Ended December 31, 2006
Net income (loss)	$
Interest expense, net
Loss on extinguishment of debt
Income tax provision (benefit)
Add back: quarterly income tax benefits recognized
Depreciation and amortization
Other non-cash income and expenses:
Pension and postretirement accruals, net of payment
Unrealized foreign exchange loss (gain), net
Other

Credit agreement EBITDA	$

Pope & Talbot advises the Staff that in the Company’s 2006 10-K, the Company will expand the information provided in Selected Segment Data to include the following reconciliation and expanded footnote disclosure on EBITDA:

(The following is a partial presentation of Item 7. Selected Segment Data, highlighting only the EBITDA references)

	2006	2005	2004
	(thousands)
EBITDA (2)
Pulp	$	$12,825	$42,342
Wood Products		13,206	45,282
Gain on timber take-back		3,451	—
General Corporate		(20,534)	(15,270)

	$	$8,948	$72,354

(2)	EBITDA equals net income (loss) before net interest expense, loss on extinguishment of debt, income tax provision (benefit) and depreciation and amortization. Segment EBITDA equals segment operating income (loss) before segment depreciation and amortization. EBITDA is a measure used by the Company’s chief operating decision makers to evaluate operating performance on both a consolidated and segment-by-segment basis. The Company believes EBITDA is useful to investors because it provides a means to evaluate the operating performance of the Company and its segments on an ongoing basis using criteria that are used by the Company’s internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. The Company believes EBITDA is a meaningful measure because it presents a transparent view of the Company’s recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. For example, the Company believes that excluding items such as taxes and net interest expense enhances management’s ability to assess and view the core operating trends in its segments. EBITDA is not a measure of the Company’s liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of the Company’s liquidity. The use of EBITDA instead of net income (loss) or segment operating income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of net interest expense, loss on extinguishment of debt and associated significant cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s businesses. Management compensates for these limitations by relying on GAAP results. The Company’s measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

For a reconciliation of net income (loss) to EBITDA see “Item 6. Selected Financial Data.” The following table reconciles operating income (loss) to EBITDA for each of the Company’s Pulp and Wood Products operating segments:

	2006	2005	2004
	(thousands)
Pulp
Operating income (loss)	$	$(13,604)	$13,541
Depreciation and amortization		26,429	28,801

EBITDA	$	$12,825	$42,342

Wood
Operating income (loss)	$	$2,937	$38,026
Depreciation and amortization		10,269	7,256

EBITDA	$	$13,206	$45,282

The Company’s senior secured credit agreement subjects the Company to a financial covenant based on EBITDA. See “Liquidity and Capital Resources.” EBITDA is defined differently in the credit agreement and requires additional adjustments, among other items, to (i) eliminate any future refunds of lumber import duties, (ii) include income tax benefits, and (iii) exclude certain other non-cash income and expense items. EBITDA as defined in the credit agreement was $             million in 2006. For a reconciliation of net income (loss) to credit agreement EBITDA, see “Item 6. Selected Financial Data.”

Form 8-Ks Filed May 10, 2006 and August 3, 2006

2.	We note you present EBITDA as a performance measure in your 8-K’s filed May 10, 2006 and August 3, 2006 which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Further we believe you should provide a reconciliation of EBITDA to the most directly comparable GAAP measure.

Pope & Talbot advises the Staff that in the Company’s future earnings releases furnished pursuant to Item 2.02 of Form 8-K, including the earnings release for the current quarter ending September 30, 2006, the Company will expand the information provided to include the following reconciliation and expanded footnote disclosure on EBITDA:

(The following is a partial presentation of the Segment Information table customarily included in the Company’s earnings releases, highlighting only the EBITDA references)

SEGMENT INFORMATION

	Third Quarter		Second Quarter 2006	Nine months ended September 30,
	2006	2005		2006	2005
	(thousands)
EBITDA: (A)
Pulp	$	$2,658	$10,909	$	$13,321
Wood Products		1,259	841		15,271
General Corporate		(5,723)	(4,669)		(13,684)

	$	$(1,806)	$7,081	$	$14,908

Notes:

(A)	EBITDA equals net income (loss) before net interest expense, loss on extinguishment of debt, income tax provision (benefit) and depreciation and amortization. Segment EBITDA equals segment operating income (loss) before segment depreciation and amortization. EBITDA is a measure used by the Company’s chief operating decision makers to evaluate operating performance on both a consolidated and segment-by-segment basis. The Company believes EBITDA is useful to investors because it provides a means to evaluate the operating performance of the Company and its segments on an ongoing basis using criteria that are used by the Company’s internal decision makers and because it is frequently used by investors and other interested parties in the evaluation of companies with substantial financial leverage. The Company believes EBITDA is a meaningful measure because it presents a transparent view of the Company’s recurring operating performance and allows management to readily view operating trends, perform analytical comparisons, and identify strategies to improve operating performance. For example, the Company believes that excluding items such as taxes and net interest expense enhances management’s ability to assess and view the core operating trends in its segments. EBITDA is not a measure of the Company’s liquidity or financial performance under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of the Company’s liquidity. The use of EBITDA instead of net income (loss) or segment income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of net interest expense, loss on extinguishment of debt and associated significant cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s businesses. Management compensates for these limitations by relying on GAAP results. The Company’s measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

The following table reconciles net income (loss) to EBITDA for the periods indicated:

	Third Quarter		Second Quarter 2006	Nine months ended September 30,
	2006	2005		2006	2005
	(thousands)
Net income (loss)	$	$(8,822)	$(14,508)	$	$(16,455)
Interest expense, net		5,458	6,918		15,820
Loss on extinguishment of debt		—	4,910		—
Income tax provision (benefit)		(8,185)	(699)		(12,179)
Depreciation and amortization		9,743	10,460		27,722

EBITDA	$	$(1,806)	$7,081	$	$14,908

The following table reconciles operating income (loss) to EBITDA for each of the Company’s Pulp and Wood Products operating segments:

	Third Quarter		Second Quarter 2006	Nine months ended September 30,
	2006	2005		2006	2005
	(thousands)
Pulp
Operating income (loss)	$	$(3,915)	$3,967	$	$(6,183)
Depreciation and amortization		6,573	6,942		19,504

EBITDA	$	$2,658	$10,909	$	$13,321

Wood
Operating income (loss)	$	$(1,561)	$(2,456)	$	$8,119
Depreciation and amortization		2,820	3,297		7,152

EBITDA	$	$1,259	$841	$	$15,271

The Company’s senior secured credit agreement subjects the Company to a financial covenant based on EBITDA. See discussion of “Capital” earlier in this release. EBITDA is defined differently in the credit agreement and requires additional adjustments, among other items, to (i) eliminate any future refunds of lumber import duties, (ii) include income tax benefits recognized in any quarter, and (iii) exclude certain other non-cash income and expense items. EBITDA as defined in the credit agreement was $             million for the nine months ended September 30, 2006. The following table reconciles net income (loss) to credit agreement EBITDA for the nine months ended September 30, 2006:

Nine Months Ended September 30, 2006
Net income (loss)	$
Interest expense, net
Loss on extinguishment of debt
Income tax provision (benefit)
Add back: quarterly income tax benefits recognized
Depreciation and amortization
Other non-cash income and expenses:
Pension and postretirement accruals, net of payment
Unrealized foreign exchange loss (gain), net
Other

Credit agreement EBITDA	$

Closing Comments

As you requested, I hereby acknowledge on behalf of the Company that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments after reviewing our responses to your comments. We would appreciate receiving any additional comments you may have as soon as possible. If you have any questions feel free to call me at 503-552-4358.

Sincerely,

/s/ Laury L. Cooper Laury L. Cooper
Controller

cc:	Kari Jin
Tom Ferraro